Exhibit 99.1

News

RiT TECHNOLOGIES STRENGTHENS ITS CAPITAL STRUCTURE
THROUGH DEBT-TO-EQUITY CONVERSION TRANSACTION

– Stins Coman, RiT’s Controlling Shareholder,
to Convert $1.5M of Debt to Ordinary Shares –

Tel Aviv, Israel, May 25, 2010 – RiT Technologies (NASDAQ: RITT) today announced that it has signed a private Share Purchase Agreement with STINS COMAN Inc., (“STINS COMAN”), its principal shareholder, under which it will convert an outstanding loan amount and accrued interest totaling approximately $1.5 million into 615,485 of the Company’s ordinary shares at the average price of $2.465 per share, reflecting a premium of 23% above the NASDAQ share price on May 17, 2010.  The completion of the transaction is subject to customary conditions, and the issuance of shares is expected to take place on June 9, 2010. Upon completion, STINS COMAN’s holding will rise from 60.8% to approximately 68.3% of the Company’s voting power.

The $1.5 million transaction value reflects the outstanding principal of the unsecured loan that was extended to RiT by STINS COMAN under the terms of a Convertible Loan Agreement signed on June 11, 2009, together with associated interest accrued through May 17, 2010.

“STINS COMAN’s exercise of its option to convert this loan into shares is one more demonstration of its strong belief in our Company and prospects,” commented Avi Kovarsky, RiT’s President and CEO. “The transaction will strengthen our financial platform and capital structure by increasing Shareholders’ Equity while reducing our liabilities. This will enable us to continue pursuing our strategies for growth, including the expansion of our product lines and the pursuit of new channels and partnerships.”

Background

As previously announced, in June 2009, RiT entered into a Loan Agreement and an Addendum thereto (together, the “Convertible Loan Agreement”). Pursuant to the Convertible Loan Agreement, STINS COMAN agreed to extend to the Company an unsecured loan of up to $10 million, at an annual interest rate of 2.47%. In addition, according to the Convertible Loan Agreement, STINS COMAN has the right to convert any outstanding principal amount of the loan and the interest accrued thereon, in whole or in part, into Ordinary Shares of the Company at a conversion price per share equal to the market price of the Company’s Ordinary Shares on NASDAQ on the day the Company had received each part of the funds from STINS COMAN, plus a premium of 10% thereon.

Following recent discussions, STINS COMAN has notified the Company of its decision to exercise its right of conversion, and accordingly, on May 17, 2010, our Board of Directors approved the conversion and issuance of shares to STINS COMAN, as described above.

About RiT Technologies
RiT is a leading provider of intelligent solutions for infrastructure management, asset management, environment and security, and network utilization. RiT Enterprise solutions address datacenters, communication rooms and workspace environments, ensuring maximum utilization, reliability, decreased downtime, physical security, automated deployment, asset tracking, and troubleshooting. RiT Environment and Security solutions enable companies to effectively control their datacenters, communications rooms and remote physical sites and facilities in real-time, comprehensively and accurately. RiT Carrier solutions provide carriers with the full array of network mapping, testing and bandwidth qualification capabilities needed for access network installation and service provisioning. RiT's field-tested solutions are delivering value in thousands of installations for top-tier enterprises and operators throughout the world.

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For more information, please visit our website: www.rittech.com

Safe Harbor Statement
In this press release, all statements that are not purely about historical facts, including, but not limited to, those in which we use the words “believe,” “anticipate,” “expect,” “plan,” “intend,” “estimate", "forecast", “target”, “could” and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  For example, when we discuss a field trial which could lead to a multi-million dollar Carrier deal, we are using a forward looking statement. While these forward-looking statements represent our current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described under the heading “Risk Factors” in our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, which may be revised or supplemented in subsequent reports filed with the SEC.  These factors include, but are not limited to, the following: our ability to raise additional financing, if required; the continued development of market trends in directions that benefit our sales; our ability to maintain and grow our revenues; our dependence upon independent distributors, representatives and strategic partners; our ability to develop new products and enhance our existing products; the availability of third-party components used in our products; the economic condition of our customers; the impact of government regulation; and the economic and political situation in Israel.  We are under no obligation, and expressly disclaim any obligation, to update the forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

COMPANY CONTACT:
Eran Ayzik
CFO
+972-3-766-4249
erana@rit.co.il

RiT Technologies Ltd
24 Raoul Wallenberg St., Tel Aviv 69719, Israel